

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 11, 2017

Via E-mail
E. Mark Rajkowski
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

     Re: Xylem Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 001-35229

Dear Mr. Rajkowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Non-GAAP Measures, page 27

1.   Your computation of EBITDA on page 29 excludes share-based compensation in addition to taxes, depreciation and amortization. In future filings please revise the title of this non-GAAP measure to distinguish it from EBITDA. Refer to Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Results of Operations, page 31

2.   In future filings, please revise your reconciliation of Operating expenses excluding restructuring and realignment costs, Sensus acquisition related costs and special charges to Total operating expenses to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618, or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery